82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 28, 2003

03003518

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 JAN 30 AM 7:21

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/4

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On January 10, 2003, the Company and Iliad (Free) issued a joint press release announcing the sale by the Company of its subsidiary Kertel to Iliad (Free). A copy of the English-language version of this press release is attached as Appendix A to this letter.

2. On January 15, 2003, Rexel, a subsidiary of the Company, issued a press release announcing its 2002 sales results. A copy of the English-language version of this press release is attached as Appendix B to this letter.

3. On January 16, 2003, the Company issued a press release announcing its 2002 sales results. A copy of the English-language version of this press release is attached as Appendix C to this letter.

4. On January 24, 2003, the Company issued a press release announcing its purchase plan to acquire up to 3 million shares of Gucci Group N.V. A copy of the English language version of this press release is attached as Appendix D to this letter

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT
PRINTEMPS-REDOUTE

03 JAN 30 AM 7:21

iliad

Paris, 10 January 2003

PRESS RELEASE

PPR ANNOUNCES THE DISPOSAL OF KERTEL TO ILIAD (FREE)

Pinault-Printemps-Redoute has announced the sale of Kertel to Iliad (Free). Kertel, a specialist distributor of prepaid telephone cards to retail customers, posted sales of approximately 20 million euros in 2002.

This agreement completes the process launched by the PPR Group in September 2001 with the sale of Kertel's retail network, followed by the sale of its residential subscriber base in December 2001. PPR reminds that this transaction will not have any impact on 2002 consolidated financial statements.

This acquisition will enable the Iliad group, a major player in the telecommunications sector, to extend its service offer to an area of the market in which it did not have a presence. Kertel's services provide full synergy with the Iliad group's business.

The acquisition of Kertel will enable Iliad to consolidate its leadership in the telecommunications market.

About Kertel

Kertel, a subsidiary of Pinault-Printemps-Redoute, launched its business in 1998. The initial concept, based on the sale of a telephone service under the brands of the PPR companies, soon spread beyond the Group. Kertel's presence across all segments of the market, based on an extensive range of cards, enabled it to acquire in depth know-how in prepayment and distribution. In 2001, Kertel sold over 3 million prepaid telephone cards via more than 15,000 points of sale, including post offices, tobacconists and major stores.

About Iliad

Established in 1987, the Iliad group became a major player in the directory market (leader in the reverse directory market with 3617 ANNU) via audiotel and minitel platforms, followed by Internet.
Iliad has established a major presence in the Internet access market via its subsidiaries, Free (number two Internet access provider, holding L 33-1 and L 34-1 licences) and One.Tel (a landline operator). It is one of the few profitable groups in the telecom sector:

2001 sales: 81 million euros
2001 net income: 11 million euros

PPR CONTACTS

Press:	Juliette Psaume	33 1 44 90 63 02
Analysts/Investors:	David Newhouse	33 1 44 90 63 23
	Alexandre de Brettes	33 1 44 90 61 49
Press site:	www.pprlive.com	
Analysts/investors:	www.pprfinance.com	

ILIAD CONTACTS

Press	Isabelle Audap	Tel: 33 1 56 26 20 07
		Fax: 33 1 56 26 03 14
		E mail : iaudap@corp.free.fr

Appendix B

03 JAN 30 AM 7:21

01.15.03

Rexel 2002 sales : 7.374 billion

The 4th quarter trend in the Group's activity showed improvement, retreating 1.3% as compared with preceding quarters (1st qtr. -6.8%; 2nd qtr. -6.6%; 3rd qtr. -5.2%). Every geographic area showed this improvement.

Rexel consolidated sales for 2002 came to 7.374 billion, compared with 7.958 billion in 2001. Sales were down 5.0% on a comparable structural, exchange rate and day-year basis, and by 7.3% on an actual basis.

Exchange rate fluctuations had a negative impact on 2002 sales, reducing them by 2.5% in relation to 2001, or 198 million, mainly due to the euro's appreciation against the dollar. Changes in group structure meanwhile had a positive sales impact of 0.2% or 14 million.

On a comparable structural, exchange rate and day-year basis, sales by geographic area were as follows:

	9 months 2002	4th quarter 2002	12 months 2002	% of sales (12 months 2002)
Europe	- 4.1 %	- 1.9 %	- 3.5 %	54 %
North America	- 9.7 %	- 0.8 %	- 7.8 %	39 %
Latin America	- 3.9 %	+ 0.7 %	- 3.0 %	1 %
Oceania	- 0.7 %	+ 0.7 %	- 0.4 %	6 %
TOTAL	- 6.2 %	- 1.3 %	- 5.0 %	100 %

REXEL, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,860 sales outlets in 32 countries and 24,000 employees.

Press contact:
Laetitia Olivier: (331) 4285 5989
Email: lolivier@rexel.fr

Financial analyst/investor contact:
Frédéric de Castro: (331) 4285 7612
Email: fdecastro@rexel.fr

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Paris, January 16, 2003

03 JAN 30 AM 7:21

PRESS RELEASE

2002 Sales: Sharp rebound in the 4th quarter

Pinault-Printemps-Redoute annual sales stood at EUR 27,375 million.

(in EUR millions)	2002	Actual change (%)	Comparable Change (1) (%)	Q4 2002	Actual change (%)	Comparable change (1) (%)
Group	**27,375.4**	**-1.5**	**-0.5**	**7,640.4**	**-1.6**	**+1.7**
Retail Division	12,063.0	+0.9	+1.2	3,849.4	+2.7	+3.5
Luxury goods	2,541.7	+0.0	+0.8	644.7	+2.0	+3.8
Business to Business	12,000.2	-4.2	-2.6	2,955.0	-7.5	-0.9

(1) On a comparable basis in terms of Group structure, exchange rate and number of days

Sales for the Pinault-Printemps-Redoute group were roughly unchanged in 2002, reflecting the strong commercial performance of Group companies in a challenging business environment.

- **Continued improvement in business in the 4th quarter**

The improvement in economic trends seen in the third quarter was confirmed in the fourth quarter: Pinault-Printemps-Redoute returned to year-on-year growth on a comparable basis (1).

Q1	Q2	Q3	Q4
-1.7%	**-1.8%**	**-0.5%**	**+1.7%**

(1) On a comparable basis in terms of Group structure, exchange rate and number of days

Growth in the Retail division strengthened from quarter to quarter with an acceleration in the fourth quarter to 3.5%. Business-to-Business activities gradually recovered. The Luxury Goods division recorded 3.8% growth for the quarter ended October 31, 2002, following growth of 1.5% in the previous quarter.

- **Success of international development**

In Europe outside France, annual Group sales grew 1.7%, of which 6.2% in the Retail division and 7.6% in Luxury Goods. This growth reflects the Group's capacity to successfully deploy its distribution concepts and its brands on an international scale.
In North America, Group activity improved from quarter to quarter at a constant exchange rate (Q1: -11.4%, Q2: -8.2%, Q3: -8.8%, Q4:+2%)

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement: *"The very marked improvement in business, notably in Retail, justifies our confidence. In the last quarter and throughout the year, Group companies held up extremely well given the challenging economy, gaining additional market share, expanding product lines, opening new stores and launching new formats. While strengthening our competitive positions and pursuing our development, we improved our purchasing efficiencies and contained our costs."*

Fourth quarter 2002 Sales

(in EUR millions)	Q4 2002 Actual	Q4 2001 Actual	Change (%) Actual	Change (%) Comparable (2)
Printemps	314.6	272.8	+15.3	+0.5
Conforama	887.2	897.5	-1.1	+0.7
Redcats	1,353.0	1,366.2	-1.0	+0.9
Fnac	1,282.4	1,199.9	+6.9	+9.0
Orcanta	12.2	10.0	+22	+25.5
Retail	**3,849.4**	**3,746.4**	**+2.7**	**+3.5**
Luxury Goods (1)	**644.7**	**631.8**	**+2.0**	**+3.8**
Rexel	1,856.8	1,992.0	-6.8	-1.3
Pinault Bois et Matériaux	314.6	330.6	-4.8	+0.3
Guilbert	366.4	471.4	-22.3	-0.6
CFAO	417.2	400.7	+4.1	0.0
Business to Business	**2,955.0**	**3,194.7**	**-7.5**	**-0.9**
Credit and Financial Services	**204.1**	**201.7**	**+1.2**	**-0.6**
Other	5.3	4.4	+20.5	+17.8
(Eliminations)	*(18.1)*	*(13.9)*	*N/A*	*N/A*
Total	**7,640.4**	**7,765.1**	**-1.6**	**+1.7**

(1) From August 2002 to October 2002.
(2) On a comparable basis in terms of Group structure, exchange rate and number of days.

2002 Sales

(in EUR millions)	2002 Actual	2001 Actual	Change (%) Actual	Change (%) Comparable (4)
Printemps	933.8	889.0	+5.0 (5)	+0.1
Conforama	2,900.4	2,897.2	+0.1	-0.2
Redcats	4,635.9	4,784.4	-3.1 (6)	-1.6
Fnac	3,547.1	3,347.4	+6.0	+6.4
Orcanta	45.8	34.8	+31.6	+32.8
Retail	**12,063.0**	**11,953.1**	**+0.9**	**+1.2**
Luxury Goods (1)	**2,541.7**	**2,541.6**	**0.0**	**+0.8**
Rexel	7,374.4	7,958.3	-7.3	-5.0
Pinault Bois et Matériaux	1,295.1	1,287.2	+0.6	+1.4
Guilbert (2)	1,711.2	1,797.2	-4.8	-1.8
CFAO (3)	1,619.5	1,477.2	+9.6	+5.7
Business to Business	**12,000.2**	**12,519.9**	**-4.2**	**-2.6**
Credit and Financial Services	**807.9**	**799.8**	**+1.0**	**+0.8**
Other	21.4	23.6	-9.3	-4.5
(Eliminations)	*(58.8)*	*(39.5)*	*N/A*	*N/A*
Total	**27,375.4**	**27,798.5**	**-1.5**	**-0.5**

(1) From November 2001 to October 2002.
(2) Actual sales for Guilbert include the net negative currency impact of EUR 38.4 million, resulting from the integration of Guilbert Office Product (Netherlands) (impact over 9 months) and the sale of its mail-order business, effective at October 18th2002.
(3) CFAO's growth in sales of 9.6% in real terms includes the negative currency impact of EUR 37.3million, mainly attributable to currencies linked to the US dollar, and the net positive impact of changes in structure.
(4) On a comparable basis in terms of Group structure, exchange rate and number of days.
(5) Impact of the consolidation of Madélios in the fourth quarter of 2002, effective retroactively at January 1, 2002.
(6) Negative impact of changes in exchange rates of EUR 89.1 million, mainly attributable to the US dollar.

Changes in annual sales in real terms reflects the negative impact of changes in exchange rates of EUR 384.6 million, mainly attributable to the appreciation of the euro against the dollar, and a net positive impact of changes in Group structure, representing EUR 116,1 million.

The Group's Internet sales stood at EUR 832.1 million, up 81% on 2001.

RETAIL DIVISION

Performance on a comparable basis (1)	Q1	Q2	Q3	Q4	2002
	-1.1%	+0.5%	+1.3%	+3.5%	+1.2%

(1) On a comparable basis in terms of Group structure, exchange rate and number of days.

The Division's growth in 2002 on a comparable basis reflects the strong overall performance of activity in France and dynamic development in Europe outside France.

Printemps

Against a difficult economic backdrop and despite major works tying up 5% of Printemps Haussmann selling space, Printemps recorded growth of 0.1% on a comparable basis in 2002, with an improved trend in the fourth quarter (up 0.4%).

Printemps de la Maison, on Boulevard Haussmann in Paris, is being restructured into easily identifiable styles. The Chain continues its refurbishment in Lyon and at Vélizy in the Paris suburb. Accessories (up 11.2%), mainly luxury goods and timepieces (+25%) at the Boulevard Haussmann store, and women fashion and accessories (up 4%) are underpinning activity.

On a comparable basis, activity was also bolstered by the dynamic Sports division (Citadium and Made in Sport, up 30.5%), which saw growth of 14% for Citadium and 25% for Made in Sport on a comparable store basis and was marked by a new chain store opened in Rosny in the Paris suburb, bringing the total number of stores to 17.

Madélios, a 4,000 sq. m. store in Paris dedicated to upscale menswear, generated sales of EUR 15 million.

Conforama

Activity is gradually improving in France, with a limited drop of 2.3% over the year, compared with a fall of 2.5% at end September and 3.2% in the first half. The company continues to gain market share in furnishings, its core business. Two new stores were opened in Saint-Dié and Pamiers at the end of 2002, for a total of 137 stores at year-end, covering a total of 459,800 sq. m. of selling space.

Conforama is pursuing its growth outside France. Italy recorded constant improvement in activity, up 1.4% in 2002. Spain confirmed recovery, with sales up 7.7% on a constant store basis. Switzerland recorded growth of 9.2%, mainly due to the healthy performance of brown products, business in Portugal was up 30%, and activity in Poland is promising, particularly with the new store in Katowice which has exceeded its targets by 20%. In addition to the opening in Katowice, the company inaugurated stores in Cosenza, Italy and Gaia, Portugal in 2002.
Conforama now has a total of 46 stores abroad with 261,400 sq. m. in selling space, boosting its sales outside France to 32.4%.

Nine new stores are planned to open in 2003 in countries where the company is currently active: 2 in Croatia, 3 in Spain, 1 in France, 1 in Italy, 1 in Portugal and 1 in Switzerland.

Redcats

Redcats' activity (PPR's mail-order division) in France saw excellent fourth-quarter results for La Redoute and a number of specialised catalogues. La Redoute recorded sales growth of 11.2% in the fourth quarter of 2002, thanks to the successful autumn-winter catalogue. Business was up by 2% over the year, 4.2 points above the market average. In the area of specialised catalogues, VertBaudet recorded sales growth of 13.1% for the year, notably buoyed by its new catalogue "Histoires de Chambre", demonstrating the brand's ability to adapt theme catalogues to a specific customer base (children). "Somewhere" grew by 12.8% in 2002 due to the robust performance of its stores, reflecting the success of its multi-channel approach based on a sportswear/casual concept.

La Redoute is pursuing its international development, with growth in sales of 5.9%, of which 12% in the fourth quarter. In 2002, the company recorded particularly strong growth in Switzerland (14.1%), Spain (23.2%) and the United States (26.4%). La Redoute is active in 8

countries with total overseas sales of EUR 334.2 million, representing 21.2% of total company sales.

The division specialised in the senior market (Daxon, Edmée, Célaïa) was affected by the changeover to the euro, but recorded 2% growth abroad (Belgium, United Kingdom and Germany), of which 8.5% in the fourth quarter.

After a rise of 6.3% in 2001, Redcats Nordic (market leader in Scandinavian countries) recorded yet another year of growth, up 2.3%, of which 4% in the last quarter. These performances have allowed the company to continuously increase its market share.

Sales for Brylane, number 4 in the United States, fell 8.6% in actual terms and 3.5% on a comparable basis, including a 0.3% increase in the fourth quarter. All catalogues, excluding Chadwicks, recorded sharp growth in the fourth quarter of 2002. Brylane Kitchen confirmed its success, while Brylane's household goods and equipment business generated sales of EUR 190 million in 2002. A third catalogue will be launched in 2003.

The company's online sales amounted to EUR 442 million, representing 9.5% of total sales, versus 5.3% in 2001. This distribution channel is particularly well developed at Brylane (16.8% of overall business), Redcats Nordic (13%) and La Redoute in France (7.4%).

Fnac

FNAC's sales on a comparable basis (6.4%, of which 9% in the last quarter) were marked by solid business growth in France (2.3%, of which 3% in the fourth quarter) and strong performances abroad (up 18.1%).

In France, in-store sales of technical products increased by 1.5% thanks to the strong photography, primarily digital (8.4% in 2002, of which 15.1% in the last quarter), and a 2% rise in micro-computer sales. Sales for the books and music department rose by 3.1%, with music up by 2.6% and books by 3.8%. A new concept store based on digital items (Fnac Digitale) opened in Paris and met with huge success. Outside the Paris region, three stores (Toulouse Labège, Brest and Amiens) were opened in 2002 and performed well above targets. Three stores will be opened in 2003 in France (Chartres, Evry 2 and a second store in Grenoble).

For Surcouf, 2002 was marked by the brand's strong development outside Paris, with the successful opening of two stores in Strasbourg and Belle-Epine in the Paris region, whose sales substantially exceeded initial targets. This company, specialised in micro-computers, generated EUR 191.6 million in sales, representing growth of 12.4%. Surcouf is planning to open 2 stores per year over the next several years.

The Children's division, comprised of Fnac Junior and Eveil et Jeux, grew by 10.4% in 2002.

Fnac's overseas activity was underpinned by strong growth in Spain (13.7%), Portugal (21.7%), Italy (71%) and Switzerland (81.1% in actual terms). Business in Belgium (up 4.4%) and Brazil (up 6.2% in actual terms) also grew. These performances reflect the success of the Fnac concept outside France, accounting for 20.3% of total company sales and 23% of in-store activity (20.5% in 2001). Five new stores were opened in 2002: Campinas (state of Sao Paulo) in Brazil, Turin and Verona in Italy, Lausanne in Switzerland and Lisbon-Almada in Portugal. Fnac will pursue its international development with 6 new stores outside France planned for 2003: 2 stores in Portugal, 1 in Spain, 1 in Italy and 2 in Brazil.

Online sales (mainly Fnac and Surcouf) nearly doubled in 2002, accounting for 2.1% of total company sales. Internet orders are developing rapidly for Eveil et Jeux, and represented over 15% of total orders at year-end.

Orcanta

Sales growth reflects the impact of store openings in 2001 (18 shops) and 2002 (4 stores opened and 3 closed) as well as sales growth on a same store basis (up 8.7%).

LUXURY GOODS DIVISION

Performance on a comparable basis	Q1	Q2	Q3	Q4	2002*
	+4.4%	-6.6%	+1.5%	+3.8%	+0.8%

* November 2001 to October 2002

Sales for the Luxury Goods division correspond to the period from November 2001 to October 2002. Excluding North America, the Division's sales grew by 2.6% in actual terms and 4.8% on a comparable basis. Gucci division sales totalled EUR 1.6 billion, falling by only falling6% in the last quarter (compared with a cumulative 7.8% fall over the year).

YSL Beauté generated EUR 534.2 million in sales, up 4.4% in actual terms, due to the performance of its leading perfumes, *Opium, Paris and Kouros. M7*, the new men's perfume from YSL launched in October, exceeded its initial targets. YSL Beauté continued its management policy for its points of sale, which totalled 15,000 compared with 22,000 the previous year.

Yves Saint Laurent generated sales of EUR 136 million in 2002, up 51.8%, benefiting particularly from excellent sales in leather goods (24.7% of sales in the last quarter of 2002, versus 11.5% the previous year). Along with the *Mombasa* bag, successful launches included the *Marquise* and *Colonial*. Twelve new stores were opened during the year, representing a total of 43 directly-operated stores, while sales rose in department stores in the United States (Neiman Marcus, Saks Fifth Avenue), the United Kingdom (Harrods) and France (Printemps du luxe). Twelve new store openings are planned in 2003.

Bottega Veneta, Balenciaga and to a lesser extent Sergio Rossi recorded robust growth in sales, thanks to the strength of their brand names, the attractiveness of theirproducts and the development of their network of directly-operated stores.

Gucci Group opened and renovated a total of 66 stores over the year, with major stores in New York, Paris and Milan for Gucci, in Milan, London and Capri for Boucheron, and in Milan, London and Paris for Bottega Veneta.

BUSINESS TO BUSINESS DIVISION

	Q1	Q2	Q3	Q4	2002
Performance on a comparable basis (1)	-3.8%	-2.9%	-2.6%	-0.9%	-2.6%

(1) On a comparable basis in terms of Group structure, exchange rate and number of days.

Rexel

In the fourth quarter of 2002, business for the Rexel Group was down by 1.3%, a notable improvement compared with performances in previous quarters (Q1: -6.8%, Q2: -6.6%, Q3: -5.2%). This trend was reflected across all sectors of activity.

The negative impact of exchange rate fluctuations represented 2.5% of 2002 sales, or EUR 198 million, mainly due to the appreciation of the euro against the dollar, while the positive impact of changes in structure amounted to 0.2% of sales or EUR 14 million.

Guilbert

Activity on a comparable basis fell by 1.8% in 2002, including improved trends in the fourth quarter (down 0.6%). The "Contract" activity, down by 2.7% on a comparable basis despite the sluggish market, reflects the pick-up in business seen in France and the United Kingdom (76.5% of the "Contract" activity sales). In France, the drop was limited to 0.6% in the fourth quarter (down 0.2% excluding IT consumables) and 1.6% for the year (down 1% excluding IT consumables). Business in the United Kingdom recorded continuous improvement throughout the year, up 1.4% in the last quarter. In 2002, overall business was down 2.1% as a result of major efforts to improve margins, reflecting a more selective customer- and market-driven approach. Guilbert continues to improve its market share in the office supplies sector and has won new global service contracts. Online tools continue to be deployed, with sales of EUR 196.5 million, or 11.5% of total sales.

Pinault Bois & Matériaux

Growth of 1.4% on a comparable basis over the year, despite the poor economic climate, reflects the 1% improvement in distribution activities (84.4% of total sales), of which 1.6% in the fourth quarter, and 8.3% growth in the Importing and Distribution businesses (15.1% of total sales).

Actual sales growth of 0.6% for Pinault Bois et Matériaux includes the net negative impact of 0.4 points due to changes in structure. Changes in structure comprise the carryover impact of internal acquisitions made in 2001 and others in 2002 (Roasio, Crea, Trichet and Carmat), particularly the sale of the Moroccan businesses to CFAO.

CFAO

After growth on a comparable basis of 14.2% in 2001, business remained healthy in 2002 (up 5.7%) despite events in Côte d'Ivoire and the drop in business in Nigeria.

On a comparable basis, business in Central Africa grew by 6.2%, in West Africa by 7.3% and in the Eurafrica region (French overseas departments and territories, Eastern and Central Africa and North Africa) by 11.1%.

Pharmaceutical activity was up by 4.8% on a comparable basis.

2002 saw in particular the ongoing development in automobile distribution in Algeria and Morocco, growth in the pharmaceutical logistics business in Egypt and the launch of CFAO Technologies, with the marketing of IBM Cisco across 15 countries.

CREDIT AND FINANCIAL SERVICES DIVISION

Performance of sales on a comparable basis (1)	Q1	Q2	Q3	Q4	2002
	+2.4%	+1.9%	-0.4%	-0.6%	+0.8%

(1) On a comparable basis in terms of Group structure and exchange rate

The Division's new financed loans totalled EUR 3,915 million, up 1.3% in 2002. In France, Finaref loans excluding Facet grew by 0.6%. Outside France, new loans increased in Scandinavia (4.4%) and Benelux (6.7%).

The sale of Conforama's store card business (Facet) to BNP Paribas was effective at December 20, 2002. Conforama will retain a 10% stake in Facet. The remaining activities of Finaref will be sold in early 2003.

Contacts

Press: Juliette Psaume +33 (0)1 44 90 63 02

Analysts/Investors: David Newhouse +33 (0)1 44 90 63 23
Alexandre de Brettes +33 (0)1 44 90 61 49

Press website: www.pprlive.com
Analyst/Investors website: www.pprfinance.com

Appendix D

PINAULT PRINTEMPS-REDOUTE

Paris, 24 january 2003

PRESS RELEASE

PPR ANNOUNCES PURCHASE PLAN TO ACQUIRE GUCCI SHARES

Pinault-Printemps-Redoute announced today that it has entered into an agreement with a bank to acquire on behalf of PPR up to 3,000,000 shares of Gucci Group N.V. on the New York and Euronext Amsterdam stock exchanges between January 28, 2003 and April 4, 2003 so long as the purchase price does not exceed a defined maximum price.

This agreement, which is irrevocable, has been structured to assure compliance with Gucci's Insider Trading Policy and US and Dutch securities laws, including relevant "safe harbors".

CONTACTS

Press :	Juliette Psaume	33 1 44 90 63 02
Analysts/Investors :	David Newhouse	33 1 44 90 63 23
	Alexandre de Brettes	33 1 44 90 61 49
Press web site :	www.pprlive.com	
Analysts/investors web site :	www.pprfinance.com	